STATEMENT OF FINANCIAL
CONDITION

N.A. Investcorp LLC
Year Ended June 30, 2019
With Report of
Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66812 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.A. Investcorp LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue 36th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Franklin (917) 332-5732
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

P.O. Box 140, 10th Floor, East Tower, Bahrain World Trade Center (Address) (City) Manama (State) Kingdom of Bahrain (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**





## OATH OR AFFIRMATION

I, John Franklin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.A. Investcorp LLC, as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer and President of N.A. Investcorp LLC

Title

Notary Public

Michelle L. Kaler
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01KA6289658
Qualified in New York County
Commission Expires September 30, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

N.A. Investcorp LLC

Statement of Financial Condition

June 30, 2019

## Contents



Ernst & Young
P.O. Box 140
10th Floor, East Tower
Bahrain World Trade Center
Manama
Kingdom of Bahrain

Tel: +973 1753 5455
Fax: +973 1753 5405
manama@bh.ey.com
ey.com/mena
C.R. No. 6700

## Report of Independent Registered Public Accounting Firm
## To the Member of N.A. Investcorp LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of N.A. Investcorp LLC (the "Company") as of 30 June 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at 30 June 2019, in conformity with U.S. generally accepted accounting principles.

### Change of Auditors

As discussed in Note 6 to the financial statement, the financial statement for the year ended 30 June 2019 was previously audited by another Firm. Our opinion is not modified in respect of this matter.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young

We have served as the Company's auditor since 2013.

28 January 2020
Manama, Kingdom of Bahrain

# N.A. INVESTCORP LLC
## STATEMENT OF FINANCIAL CONDITION
## JUNE 30, 2019

| *June 30, 2019* | | |
|---|---|---|
| ASSETS | | |
| Cash and cash equivalents | $ | 1,566,225 |
| Due from an affiliate | | 501,133 |
| Total assets | $ | **2,067,358** |
| | | |
| LIABILITIES AND MEMBER'S EQUITY | | |
| Liabilities | | |
| Accounts payable and accrued liabilities | | 158,332 |
| | | |
| Member's equity | | **1,909,026** |
| Total liabilities and member's equity | $ | **2,067,358** |

# N.A. INVESTCORP LLC
## NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2019

## 1. INCORPORATION AND ACTIVITIES

N.A. Investcorp LLC (the "Company"), a limited liability company and wholly owned by Investcorp International Holdings Inc. (the "Parent" or "Member"), was organized under the laws of the State of Delaware on November 23, 2004. The ultimate parent of the Company is Investcorp Bank B.S.C. ("BSC"), a bank incorporated in the Kingdom of Bahrain which surrendered its banking license on September 2, 2019 and with effect from that date is known as Investcorp Holdings B.S.C. The Company became registered as a broker-dealer with the Securities and Exchange Commission ("SEC") on June 24, 2005 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is approved to serve as a placement agent for private placements of single-manager and multi-manager hedge fund products, registered closed-end investment company funds and other types of private placements. Most of the funds offered by the Company are managed and/or administered by affiliates.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that Rule.

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The statement of financial condition is expressed in US Dollars ($) and is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

### Cash and Cash Equivalents

The Company considers highly-liquid investments, with original maturities of 90 days or less that are not held for sale in the ordinary course of business, to be cash equivalents. The Company's cash and cash equivalents, held at one financial institution, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

### Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including cash, due from an affiliate and accounts payable approximate fair value because of their short-term maturities.

## 2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Income Taxes**

As a limited liability company, the Company is not subject to State or Federal income taxes. Such taxes accrue to the Member and, accordingly, have not been recognized in the statement of financial condition.

**Going Concern**

Management has made an assessment of the Company's ability to continue as a going concern and is satisfied that it has sufficient resources to continue in business for the foreseeable future. Furthermore, management is not aware of any conditions and events that may raise substantial doubt upon the Company's ability to continue as a going concern. Therefore, the statement of financial condition continues to be prepared on the going concern basis.

**Use of Estimates**

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

## 3. RELATED PARTY BALANCES

**Due from an Affiliate**

As of June 30, 2019, the Company maintained a cash deposit with the ultimate parent, amounting to $501,133. The cash may be withdrawn on demand.

## 4. REGULATORY NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

At June 30, 2019, the Company had regulatory net capital of $1,407,893, which exceeded the requirement of $10,555 by $1,397,338. The Company's ratio of aggregate indebtedness to regulatory net capital was 11.25% at June 30, 2019.

## 5. SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through the issuance date of the statement of financial condition. Management has determined that there are no material events that would require disclosure in the Company's statement of financial condition or the notes thereto.

## 6. RE-AUDIT OF THE FINANCIAL STATEMENT

In accordance with US SEC Rule 17a-5 ("the SEC Rule"), broker-dealer audits must be conducted in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB"). The financial statement for the year ended 30 June 2019 was audited by Ernst & Young Middle East ("EYME"). EYME signed the auditor's report on 27 August 2019. EYME is not registered with the PCAOB and accordingly, the auditor's report issued by EYME on 27 August 2019 was not in compliance with the SEC Rule. Therefore, the financial statement for the year ended 30 June 2019 was re-audited and another auditor's report is issued by Ernst & Young which is a PCAOB registered firm with the registration number 1555.